March 6, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:	Nicholas Nalbantian Dietrich King

Re:	Collective Audience, Inc.
Registration Statement on Form S-1
File No. 333-276512

Acceleration Request
Requested Date: Friday, March 8, 2024
Requested Time: 4:00 P.M. Eastern Time

Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on March 8, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Procopio, Cory, Hargreaves & Savitch LLP, confirming this request. The Registrant hereby authorizes Christopher Tinen of Procopio, Cory, Hargreaves & Savitch LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Christopher Tinen of Procopio, Cory, Hargreaves & Savitch LLP, counsel to the Registrant, at (858) 720-6320.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Collective Audience, Inc.

By:	/s/ Peter Bordes
Peter Bordes Chief Executive Officer